EXHIBIT 99.1

•   EPS FOR FISCAL 2012 INCREASED 87.5%

•   NET INCOME FOR THE YEAR INCREASED 79.2%

•   EBITDA OUTLOOK FOR FISCAL 2013: INCREASE OF 17% to 20%

MANCHESTER, U.K. – 18 September 2012 – Manchester United (NYSE: MANU; the “Company” and “Group”) – one of the most popular and successful sports team in the world - today announced financial results for the fourth quarter and full year ended 30 June 2012.

Highlights

          Earnings Per Share increased 87.5% to £0.15 and Net Income grew 79.2% to £23m.

          New sponsorship deals since 1 July 2012 include Bwin, Toshiba Medical Systems, Yanmar, Fuji TV, Santander, Shinsei Bank and MBNA.

          A world-record $559m sponsorship deal with General Motors for Chevrolet to be our exclusive shirt sponsor for seven years beginning in our 2014/15 season – an increase of approximately 120% in annual revenues over our existing shirt sponsor Aon the deal includes $37m to be received for pre-sponsorship support and exposure in fiscal 2013 and 2014.

          Commercial revenues grew 13.7% for fiscal 2012 to a record £117.6m due to:

           the innovative DHL training kit deal

           New Media and Mobile up 20.3% to £20.7 million

           continued growth in renewals, additional categories and regional deals.

          Broadcasting update

           Premier League UK live TV rights increased 70% to £1bn a year for 2013/14 to 2015/16.

           UEFA Champions League distributions available to clubs increased 20.7% to €910m a year for 2012/13 to 2014/15.

          IPO completed in August raising net primary proceeds of $110.3m (c. £68m) used to reduce our senior secured notes.

Commentary

Ed Woodward, Executive Vice Chairman commented, ‘We are delighted to announce our first results as a NYSE listed company; fiscal 2012 was the best year ever for Manchester United’s commercial business.  Our world-record $559m shirt sponsorship deal with Chevrolet and the Premier League’s new £1bn a year UK television rights deal (a 70% increase) highlight the outstanding growth prospects for the future.  We also expect a substantial increase in the value of the Premier League’s international television contracts scheduled to be announced later this year.

In addition, we continued to strengthen our team by signing world-class players such as Robin van Persie and Shinji Kagawa over the summer.  We also opened a new commercial sales office in Hong Kong (our first outside the UK) to better position ourselves for growth in a region that represents 325 million of our 659 million followers’.

Outlook

For fiscal 2013, Manchester United expects:

          Revenue to be £350m to £360m.

          Adjusted EBITDA to be £107m to £110m.

This assumes the team reaches the quarter-finals of the UEFA Champions League and the domestic cups.

Key Financials (unaudited)

£ million	Twelve months ended 30 June			Three months ended 30 June

	2012	2011	Change	2012	2011	Change

Commercial revenue	117.6	103.4	13.7%	28.1	26.7	5.2%

Broadcasting revenue	104.0	117.2	(11.3%)	27.5	43.9	(37.4%)

Matchday revenue	98.7	110.8	(10.9%)	18.9	29.2	(35.3%)

Total revenue	320.3	331.4	(3.3%)	74.5	99.8	(25.4%)

Adjusted EBITDA*	91.6	109.7	(16.5%)	7.0	29.0	(75.9%)

Profit/(loss) for the year from continuing operations (i.e. Net Income)	23.3	13.0	79.2%	(14.9)	(0.4)	-

Basic and diluted earnings/(loss) per share**	0.15	0.08	87.5%	(0.10)	(0.00)	-

Gross debt	436.9	458.9	(4.8%)	436.9	458.9	(4.8%)

Cash and cash equivalents	70.6	150.6	(53.1%)	70.6	150.6	(53.1%)

Our Net Debt/Adjusted EBITDA (Pro-forma for the IPO) as at 30 June 2012 was 3.3x.

*Adjusted EBITDA is a non-IFRS measure. We define Adjusted EBITDA as profit/(loss) for the period from continuing operations before net finance costs, tax credit/(expense), depreciation, amortisation of, and profit on disposal of, players’ registrations and exceptional items. We believe Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (primarily depreciation and amortisation) and items outside the control of our management (primarily income taxes and interest income and expense).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of Adjusted EBITDA to profit/(loss) for the period from continuing operations is presented in supplemental note 3.

**Basic and diluted earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year, as adjusted for the reorganisation transactions described in supplemental note 1.

Sector Results

Commercial

Commercial revenue for the year increased 13.7% to £117.6 million driven by the addition of several new global and regional sponsorships including the innovative training kit deal signed with DHL, an increase in profit share pursuant to the arrangement with Nike, and the commencement of new mobile partnerships and increased payments from existing partnerships. For the year:

•                  Sponsorship revenue increased 14.9% to £63.1 million;

•                  Retail, Merchandising, Apparel & Product Licensing revenue increased 8.0% to £33.8 million; and

•                  New Media & Mobile revenue increased 20.3% to £20.7 million.

For the fourth quarter, Commercial revenue increased 5.2% to £28.1 million, with:

•                  Sponsorship revenue up 14.4% to £14.3 million,

•                  Retail, Merchandising, Apparel & Product Licensing down 10.4% to £8.6 million, and

•                  New Media & Mobile up 15.5% to £5.2 million.

Broadcasting

Broadcasting revenues for the year decreased 11.3% to £104.0 million primarily as a result of our elimination at the group stages of the Champions League. For the fourth quarter, revenues decreased 37.4% to £27.5 million as no participation fees were earned compared to Champions League participation fees from the quarter-final, semi-final and final in the fourth quarter of the prior year.  In addition, we earned minimal revenues from the FA Cup following our fourth round exit, compared with reaching the semi-final in the previous year.

In June the Premier League has awarded the UK live rights to BSkyB and BT Vision (a new entrant) for £1bn a year (a 70% increase) for seasons 2013/14 to 2015/16.  Since the year end UEFA have announced that the distributions available to clubs from the 2012/13 UEFA Champions League will increase by 20.7% to €910m.

Matchday

Matchday revenues for the year decreased 10.9% to £98.7 million as a result of having played four fewer home games compared with the prior season when we also received a share of the gate receipts from the Champions League final and FA Cup semi-final, both of which were held at Wembley Stadium. For the fourth quarter, revenues decreased 35.3% to £18.9 million as a result of playing two fewer home games compared with the prior year period and the impact from the previously mentioned gate receipts received in the fourth quarter of 2011.

Other Financial Information – Full Year

Operating Expenses

Total operating expenses increased 4.6% for the year to £285.1 million, primarily due to an increase in football player and staff compensation as we continue to invest in the team (partially offset by lower success related bonuses compared to the prior year); together with an increase in costs related to additional non-player headcount driven by the continued growth of our commercial operations.

Net Finance Costs

Net finance costs for the year decreased 3.5% to £49.5 million. The main reasons for this decrease are a £6.4 million decrease in interest payable on bank loans and senior secured notes primarily due to repurchases of senior secured notes (which were subsequently retired as part of the IPO process) and a £16.9 million decrease in interest payable and accelerated amortisation of debt issue costs on the  payment in kind loan repaid in fiscal 2011, partially offset by an adverse FX swing of £21.6 million on the translation of the Group’s U.S. dollar denominated senior secured notes. In fiscal 2012, the Group reported an unrealized FX loss of £5.2 million compared to an unrealized gain of £16.4 million in fiscal 2011.

Foreign exchange gains or losses are not a cash charge and could reverse depending on dollar/sterling exchange rate movements.  Any gain or loss on a cumulative basis will not be realised until 2017 (or earlier if our senior secured notes are refinanced or redeemed prior to their stated maturity).  This exposure to FX movements has now been reduced now that the net primary proceeds (of approximately $110.3m) have been used to reduce our USD denominated senior secured notes.

Depreciation & Amortisation of Players’ Registrations

Depreciation for the year increased 7.1% to £7.5 million; and amortisation of players’ registrations for the year was relatively flat at £38.3 million. Increases in amortisation due to player acquisitions (primarily Phil Jones, David de Gea and Ashley Young) were offset by reductions due to contract extensions (primarily Luis Anderson, Chris Smalling and Antonio Valencia) and departed players (mainly Owen Hargreaves). The unamortised balance of existing players’ registrations at 30 June 2012 was £112.4 million.

Profit on the disposal of Players’ registration

Profit on the disposal of players’ registrations for the year was £9.7 million (as compared with £4.5 million the previous year).

Exceptional items

Exceptional items for the year were for £10.7 million (as compared with £4.7 million the previous year).

Income Taxes

The tax credit for the year increased £27.0 million to £28.0 million primarily due to the recognition of previously unrecognised tax losses as a deferred tax asset and the continuing release of the deferred tax liabilities.

Profit for the year from continuing operations

Profit for the year from continuing operations for the year increased 79.2% to £23.3 million primarily as a result of the increase in our tax credit.

Cash Flow

Cash flow from operating activities for the year decreased 35.8% to £80.3 million primarily due to lower Broadcasting and Matchday revenues, partially offset by increased Commercial revenues.

Net capital expenditures on property, plant and equipment and investment property for the year increased £15.4 million to £22.7 million relating mainly to the expansion of the Group’s property portfolio around Old Trafford, upgrades to its corporate hospitality facilities and general developments at Old Trafford, together with the commencement of the redevelopment of the First Team’s training facility at Carrington.

Net player capital expenditure for the year increased £38.2 million to £49.6 million relating primarily to the 2011 acquisitions of David de Gea, Phil Jones and Ashley Young partially offset by payments received from various disposals.

Net cash used in financing activities for the year was £38.8 million compared to net cash generated from financing activities of £46.6 million in the prior year. In fiscal 2012, the Company repurchased £28.2 million of the Company’s senior secured notes in open market transactions and paid an interim dividend of £10.0 million.

Cash and cash equivalents

Cash and cash equivalents at the year-end were £70.6 million.

Borrowings

Total borrowings were £436.9 million at 30 June 2012 compared to £458.9 million at 30 June 2011, and since the year end we have used  the net primary proceeds from the IPO to reduce our U.S. dollar denominated senior secured notes.

Conference Call Information

The Company’s conference call to review fourth quarter and fiscal 2012 results will be broadcast live over the internet today, 18 September 2012 at 11:00 am Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 134-year heritage we have won 60 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535).

Key Performance Indicators

	Twelve months ended		Three months ended
	30 June		30 June
	2012	2011	2012	2011
Matchday % of total revenue	30.8%	33.4%	25.4%	29.3%
Home Matches Played
FAPL	19	19	4	4
UEFA competitions	5	6	-	2
Domestic Cups	1	4	-	-
Away Matches Played*
UEFA competitions	5	7	-	3
Domestic Cups	4	4	-	1
*Away matches played includes games played at a neutral venue (i.e. UCL final /FA Cup semi-final)

Broadcasting % of total revenue	32.5%	35.4%	36.9%	44.0%
Commercial % of total revenue	36.7%	31.2%	37.7%	26.7%
Nike and Aon % of Commercial	44.0%	47.4%	43.0%	52.6%
Partners and other % of Commercial	56.0%	52.6%	57.0%	47.4%
Other
Employees at period end	696	628	696	628
Staff costs % of revenue	50.5%	46.1%	66.2%	50.7%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2012/13 season*	3	7	5	4	19
2011/12 season	3	7	5	4	19
2010/11 season	3	7	5	4	19

*Note - Games can be rescheduled for TV or clashes due to domestic cup competitions.  We will update each Quarter.

Contacts

Investor Relations: Brendon Frey / Rachel Schacter ICR +1 203 682 8200 ir@manutd.co.uk	Media: Philip Townsend Manchester United plc +44 161 868 8148 philip.townsend@manutd.co.uk

Jim Barron / Michael Henson Sard Verbinnen & Co + 1 212 687 8080 jbarron@sardverb.com

MANCHESTER UNITED plc

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share data)

	Year ended 30 June		Three months ended 30 June

	2012	2011	2012	2011
Revenue	320,320	331,441	74,492	99,801
Operating expenses	(285,139)	(272,653)	(82,138)	(87,113)
Profit on disposal of players’ registrations	9,691	4,466	1,795	1,096
Operating profit/(loss)	44,872	63,254	(5,851)	13,784
Finance costs	(50,315)	(52,960)	(14,591)	(13,967)
Finance income	779	1,710	103	356
Net finance costs	(49,536)	(51,250)	(14,488)	(13,611)
(Loss)/profit on ordinary activities before tax	(4,664)	12,004	(20,339)	173
Tax credit/(expense)	27,977	986	5,434	(524)
Profit/(loss) for the period from continuing operations(1)	23,313	12,990	(14,905)	(351)

Attributable to: Owners of the Company	22,986	12,649	(14,998)	(501)
Non-controlling interest	327	341	93	150
	23,313	12,990	(14,905)	(351)

Earnings/(loss) per share attributable to the equity holders of the Company during the year
Basic and diluted earnings/(loss) per share (Pounds Sterling)	0.15	0.08(2)	(0.10)	(0.00)(2)

(1)  Also referred to as Net Income.

(2) As adjusted retroactively for all periods presented to reflect the reorganisation transactions described in supplemental note 1.

MANCHESTER UNITED plc

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	2012	2011
ASSETS
Non-current assets
Property, plant and equipment	247,866	240,540
Investment property	14,197	6,938
Goodwill	421,453	421,453
Players’ registrations	112,399	129,709
Trade and other receivables	3,000	10,000
Non-current tax receivable	-	2,500
	798,915	811,140
Current assets
Derivative financial instruments	967	-
Trade and other receivables	74,163	55,403
Current tax receivable	2,500	-
Cash and cash equivalents	70,603	150,645
	148,233	206,048
Total assets	947,148	1,017,188

MANCHESTER UNITED plc

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	2012	2011
EQUITY AND LIABILITIES
Equity
Share capital	-	-
Share premium	249,105	249,105
Hedging reserve	666	(466)
Retained deficit	(12,671)	(25,886)
Equity attributable to owners of the Company	237,100	222,753
Non-controlling interests	(2,003)	(2,330)
	235,097	220,423
Non-current liabilities
Derivative financial instruments	1,685	-
Trade and other payables	22,305	28,416
Borrowings	421,247	442,330
Deferred revenue	9,375	18,349
Provisions	1,378	1,940
Deferred tax liabilities	26,678	54,406
	482,668	545,441
Current liabilities
Derivative financial instruments	-	2,034
Current tax liabilities	1,128	4,338
Trade and other payables	83,664	117,800
Borrowings	15,628	16,573
Deferred revenue	128,535	110,043
Provisions	428	536
	229,383	251,324
Total equity and liabilities	947,148	1,017,188

MANCHESTER UNITED plc

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Year ended 30 June		Three months ended 30 June

	2012	2011	2012	2011
Cash flows from operating activities
Cash generated from operations (note 2)	80,302	125,140	66,523	84,208
Interest paid	(47,068)	(167,499)	(3,515)	(7,775)
Debt finance costs relating to borrowings	-	(118)	-	(118)
Interest received	1,010	1,774	187	233
Income tax paid	(3,333)	(70)	(59)	-
Net cash generated from/(used in) operating activities	30,911	(40,773)	63,136	76,548
Cash flows from investing activities
Purchases of property, plant and equipment	(15,323)	(7,263)	(5,685)	(1,529)
Purchases of investment property	(7,364)	-	-	-
Proceeds from sale of property, plant and equipment	-	107	-	30
Purchases of players’ registrations	(58,971)	(25,369)	(5,818)	(1,207)
Proceeds from sale of players’ registrations	9,409	13,956	3,285	1,818
Net cash used in investing activities	(72,249)	(18,569)	(8,218)	(888)
Cash flows from financing activities
Proceeds from issue of shares	-	249,105	-	-
Repayment of secured payment in kind loan	-	(138,000)	-	-
Repayment of other borrowings	(28,774)	(64,499)	(311)	(37,947)
Dividends paid	(10,000)	-	(10,000)	-
Net cash (used in)/generated from financing activities	(38,774)	46,606	(10,311)	(37,947)
Net (decrease)/increase in cash and cash equivalents	(80,112)	(12,736)	44,607	37,713
Cash and cash equivalents at beginning of period	150,645	163,833	25,576	113,045
Exchange gains/(losses) on cash and cash equivalents	70	(452)	420	(113)
Cash and cash equivalents at end of period	70,603	150,645	70,603	150,645

MANCHESTER UNITED plc

SUPPLEMENTAL NOTES

1          General information

Manchester United plc (‘the Company’) and its subsidiaries (together ‘the Group’) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands. The Company became the parent of the Group as a result of reorganisation transactions which were completed immediately prior to the completion of the public offering of Manchester United plc shares on the New York Stock Exchange (“NYSE”) in August 2012 as described more fully below.

1.1        The reorganisation transactions

The Group had historically conducted business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Prior to the reorganisation transactions, Red Football Shareholder Limited was a direct, wholly owned subsidiary of Red Football LLC, a Delaware limited liability company. On 30 April 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

On 9 August 2012, Red Football LLC contributed all of the equity interest of Red Football Shareholder Limited to Manchester United plc. As a result of these reorganisation transactions, Red Football Shareholder Limited became an indirect, wholly-owned subsidiary of Manchester United plc.

The new parent, Manchester United plc. had 155,352,366 shares in issue immediately after the reorganisation transactions and before the issue of new shares pursuant to the public offering. As a result historic earnings per share calculations reflect the capital structure of the new parent. The reorganisation transactions have been treated as a capital reorganisation arising at the reorganisation date (9 August 2012) and hence, apart from the impact on earnings per share, which for the year ended 30 June 2011 has been restated retrospectively in accordance with International Financial Reporting Standards, the impact of the transactions is disclosed in our financial statements as a non-adjusting post balance sheet event, with the accounting impacts to be reflected in financial statements for periods subsequent to 30 June 2012. As a result, the share capital disclosed in the balance sheet as of 30 June 2012 is that of the former parent, Red Football Shareholder Limited. Any impacts arising from the reorganisation transactions, including changes to share capital and the impact on taxation of assets and liabilities of the new parent as a consequence of becoming a US tax resident, will be accounted for at the date of reorganisation (9 August 2012).

MANCHESTER UNITED plc.

SUPPLEMENTAL NOTES (continued)

(unaudited; in £ thousands)

2                               Cash generated from operations

	Year ended 30 June		Three months ended 30 June
	2012	2011	2012	2011
Profit/(loss) from continuing operations	23,313	12,990	(14,905)	(351)
Tax (credit)/expense	(27,977)	(986)	(5,434)	524
(Loss)/profit on ordinary activities before tax	(4,664)	12,004	(20,339)	173
Impairment charges	-	2,013	-	2,013
Depreciation charges	7,478	6,989	1,807	1,737
Amortisation of players’ registrations	38,262	39,245	8,495	9,896
Profit on disposal of players’ registrations	(9,691)	(4,466)	(1,795)	(1,096)
Net finance costs	49,536	51,250	14,488	13,611
Profit on disposal of property, plant and equipment	-	(46)	-	(15)
Fair value (gains)/losses on derivative financial instruments	(91)	1,047	174	(372)
Increase in trade and other receivables	(9,414)	(17,483)	(20,537)	(14,562)
Increase in trade and other payables and deferred revenue	9,625	34,727	84,407	72,735
(Decrease)/increase in provisions	(739)	(140)	(177)	88
Cash generated from operations	80,302	125,140	66,523	84,208

3          Reconciliation of Adjusted EBITDA and profit/(loss) for the period from continuing operations

	Year ended 30 June		Three months ended 30 June
	2012	2011	2012	2011
Profit/(loss) for the period from continuing operations
	23,313	12,990	(14,905)	(351)
Adjustments:
Net finance costs	49,536	51,250	14,488	13,611
Tax (credit)/expense	(27,977)	(986)	(5,434)	524
Profit on disposal of players’ registrations	(9,691)	(4,466)	(1,795)	(1,096)
Depreciation	7,478	6,989	1,807	1,738
Amortisation of players’ registrations	38,262	39,245	8,495	9,896
Exceptional items	10,728	4,667	4,365	4,667
Adjusted EBITDA	91,649	109,689	7,021	28,989